SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File Number 1-5627

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT CORPORATION

1133 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

BY:	/s/ Deborah R. Macchia
Deborah R. Macchia Director, Global Benefits & Wellness Programs

June 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

ITT Corporation Retirement Savings Plan for Salaried Employees

White Plains, New York

We have audited the accompanying statements of net assets available for benefits of the ITT Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 25, 2013

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 and 2011

($ IN THOUSANDS)

	2012	2011
Assets
Investments at fair value:
Separately managed accounts	$20,690	$40,857
Mutual funds	60,969	16,138
Common collective trusts	115,413	85,250
Brokerage account	710	512

Total investments	197,782	142,757

Receivables:
Notes receivable from participants	5,995	4,801
Participant contributions	368	1,348
Employer contributions	3,060	1,660

Total receivables	9,423	7,809

Total assets	207,205	150,566

Liabilities
Administrative expenses payable	85	75
Other payables	—	56

Total liabilities	85	131

Net assets available for benefits, at fair value	207,120	150,435

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(814)	(89)

Net assets available for benefits	$206,306	$150,346

The accompanying notes to financial statements are an integral part of the financial statements.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

($ IN THOUSANDS)

Investment activity:
Net appreciation in fair value of investments	$16,045
Dividends	1,537

Total investment activity	17,582

Interest income on notes receivable from participants	246

Contributions:
Participants	14,338
Employer	13,616
Rollovers	2,258

Total contributions	30,212

Deductions from net assets attributable to:
Benefits paid to participants	(8,122)
Administrative expense	(208)

Total deductions from net assets	(8,330)

Net increase before transfer	39,710

Plan Mergers (see Note 8)	16,250

Net increase	55,960

Net assets available for benefits:
Beginning of period	150,346

End of period	$206,306

The accompanying notes to financial statements are an integral part of the financial statements.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all salaried U.S. employees of ITT Corporation (the “Company” or the “Plan Sponsor”). The Benefits Administration Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. JPMorgan Chase Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 31, 2011 (the “spin-off date”), ITT Corporation completed a tax-free pro rata distribution of Exelis Inc. and Xylem Inc. from the Company. In connection with the spin-off, the companies executed a Benefits and Compensation Matters Agreement pursuant to which sponsorship of the ITT Salaried Investment and Savings Plan (“ISP”) was transferred to Exelis Inc. The Company established the Plan for eligible employees of ITT Corporation on the spin-off date. On December 14, 2011, the accounts in the ISP, renamed the Exelis Salaried Investment and Savings Plan (the “Exelis Plan”), attributable to participants who remained employees of ITT Corporation or any of its subsidiaries at the spin-off date were transferred to the Plan.

Eligibility—All full time U.S citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All part time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service. One year of service is defined as completion of at least 1,000 hours of service in the twelve month period beginning on the date hired by the Company, or 1,000 hours of service in the course of any calendar year after the calendar year in which hired. All Non-U.S. citizen employees are eligible to participate upon completion of 36 months of service.

Contributions—Participant—Each year, participants may contribute from 1% to 50% of their pretax eligible pay, as defined in the Plan document, and 1% to 50% of after-tax eligible pay subject to certain Internal Revenue Code (“IRC”) limitations. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, any special bonuses or commissions, and any other special pay or allowances of a similar nature. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions—Employer—The Company is required to make contributions equal to 50% of each participant’s elective contributions, up to 6% of eligible pay, as defined above. In addition, the Company makes a core contribution of 3% or 4% of eligible pay, based upon the age and years of service of the participants. Participants whose age plus years of service as of January 1, 2012 is less than 50 receive 3% of eligible pay and participants whose age plus years of service is 50 or greater receive 4% of eligible pay.

Participants who were participating in the ISP and whose age plus years of service as of January 1, 2012 were at least 60 are eligible to receive a transition credit of 3% or 5% of eligible pay through October 31, 2016. Participants whose age plus years of service is between 60 and 69 receive a 3% transition credit and participants whose age plus years of service is 70 or greater receive a 5% transition credit through October 31, 2016.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and investment returns based on the participant investment direction, and charged with withdrawals and an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Investments—Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers equities, mutual funds, common collective trusts, a self-directed brokerage account and ITT common stock, which is the ITT Stock Fund as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. On a daily basis, participants may transfer amounts between investment funds.

Plan participants were notified that the Xylem Inc. Stock Fund and ITT Exelis Stock Fund were no longer offered as an investment option effective November 16, 2012 and were asked to sell these assets and reallocate the balance to another investment alternative offered by the Plan. If the balances in the Xylem Inc. Stock Fund and ITT Exelis Stock Fund were not reallocated by November 16, 2012, those funds were sold and transferred to one of the JPMCB Smart Retirement target date funds based on the birthdate of the plan participant.

Vesting—Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon.

Notes Receivable from Participants—The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may borrow in increments of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less, reduced by the participant’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to sixty months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Principal and interest are paid ratably through monthly or quarterly payroll deductions. Participants may have up to two loans outstanding at the same time. A terminated participant may continue to make periodic repayment on their loans after separation. However, no new loans can be requested after termination of employment.

Payment of Benefits—Upon termination of employment (including death, disability or retirement), if account balances are $5,000 or less, the participant or surviving beneficiary will receive a lump sum distribution. If account balances exceed $5,000, the participant or surviving beneficiary may choose to leave the benefits in the Plan or have the benefits dispersed through a lump sum distribution, fixed period or life expectancy installment payments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for the Stable Value Fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value (“NAV”) of its underlying investments, and contract value is principal plus accrued interest.

The stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivables from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses—Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are paid from a portion of the administrative fee charged by some investment managers which are returned to the trustee to be used to pay a portion of the fees. Any additional fees will be paid by participants through a pro rata charge paid from the assets of the Plan’s trust.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Recent Accounting Pronouncement—In May 2011, the Financial Accounting Standards Board issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011. We adopted these amendments on January 1, 2012. The amendments did not have a material effect on the Plan’s financial statements.

3. INVESTMENTS

The following presents the fair value of investments that represented 5% or more of the Plan’s net assets available for benefits:

	2012	2011
JPMCB Stable Asset Income Fund—Select	$45,479	$40,397
Enhanced Equity Index Fund	—	16,241
American Funds New Perspective -A	—	10,443
American Funds New Perspective -R6	17,269	—
Xylem Inc.	—	9,427
US SmartIndex	24,512	—
Balanced Fund	15,742	—
JPMCB Smart Retirement 2020	11,574	—

In 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,045, as follows:

Separately managed accounts	3,533
Mutual funds	3,840
Common collective trusts	8,629
Brokerage account	43

Total	16,045

4. FAIR VALUE MEASUREMENTS

In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.

In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.

The following is a description of the valuation methodologies used to measure Plan assets at fair value.

•	Separately managed accounts – Valued based on underlying assets, which consist of cash, equities and U.S. government securities and corporate bonds held directly by the plan.

Cash and cash equivalents – Valued at net asset value (“NAV”) of shares held by the Plan at the measurement date. The cash and cash equivalents are a result of the cash liquidity held in the ITT Stock Fund. These are generally classified within level 2 of the fair value hierarchy.

Equities – Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. The ITT Stock Fund, the Xylem Inc. Stock Fund and the ITT Exelis Stock Fund are separately managed accounts that invest primarily in their respective corporation’s common stock. The stocks are traded on the New York Stock Exchange (NYSE) under the ticker symbols (ITT, XYL, and XLS, respectively) and are valued at their NAV. The NAV of the stock funds are computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock funds, divided by the number of units outstanding. These are generally classified within level 1 of the fair value hierarchy.

U.S. government securities and corporate bonds—U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g. discounted cash flows) quoted prices of securities with similar characteristics or broker quotes. These are generally classified within level 2 of the fair value hierarchy.

•	Mutual funds—Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date. These are generally classified within level 1 of the fair value hierarchy.

•

Common collective trusts (“CCTs”)—CCTs are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. Fair value is estimated based on NAV. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions. These are generally classified within level 2 of the fair value hierarchy.

•

Brokerage account—Securities held in the CISC Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are generally classified within level 1 of the fair value hierarchy.

The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The following tables present the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2012 and 2011:

	Investments at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Separately managed accounts	$15,418	5,272	20,690
Mutual funds	60,969	—	60,969
Common collective trusts	—	115,413	115,413
Brokerage account	710	—	710

Total investments at fair value	$77,097	$120,685	$197,782

	Investments at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Separately managed accounts	$37,776	3,081	40,857
Mutual funds	16,138	—	16,138
Common collective trusts	—	85,250	85,250
Brokerage account	512	—	512

Total investments at fair value	$54,426	$88,331	$142,757

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV as of December 31, 2012 and 2011:

Investment	2012 Fair Value	2011 Fair Value
Common collective trust:
JPMorgan Chase Bank Stable Asset Income Fund – Select (a)	$45,479	$40,397
Target Date Funds (b)	45,422	22,412
Enhanced Equity Index Funds (c)	—	16,241
Long Term Bond Funds (d)	—	6,200
US Smart Index (e)	24,512	—

Total common collective trust	$115,413	$85,250

(a) The fund seeks to preserve the value of money invested by investing in a fixed income portfolio combined with investment contracts called benefit responsive contracts (“wrap contracts”). The wrap contracts are issued by insurance companies and banks to provide principal preservation regardless of market conditions. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately placed mortgage debt.

(b) The funds seek total return by investing in debt and equity securities, the mix of which changes over time as the funds approach and pass the target retirement date.

(c) The funds seek long-term capital appreciation and growth of income by investing primarily in equity securities of U.S. issuers.

(d) The fund seeks to maximize long term appreciation while controlling risk through active asset allocation. The fund consists of an equity sector and a fixed income sector.

(e) The funds seek to maximize total return by investing in a diversified portfolio of large company U.S. stocks. The fund is actively managed.

5. STABLE VALUE FUND

The Plan invests in the JPMorgan Chase Bank Stable Asset Income Fund – Select (the “Fund”), which is a stable value fund sponsored by JPMorgan Chase Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.

The average yields for the Fund as of December 31, 2012 and 2011 are as follows.

	December 31, 2012	December 31, 2011
Based on annualized earnings (1)	1.25%	1.56%
Based on interest rate credited to participants (2)	1.78%	2.18%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and JP Morgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions and amounted to $5,995 and $4,801 at December 31, 2012 and 2011, respectively.

The Plan held $4,948 and $3,664 of the Company’s stock in the ITT Stock Fund as of December 31, 2012 and 2011, respectively.

7. FEDERAL INCOME TAX STATUS

The Plan has not filed for a tax determination letter as of December 31, 2012. The Plan administrator and management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust are tax-exempt. The Plan expects to file an application for a determination letter in accordance with IRS Revenue Procedure 2007-44 in 2015.

Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

8. PLAN MERGERS

On March 27, 2012, Cleveland Motion Controls Employees’ Profit Sharing Plan and Enidine Incorporated 401(k) Plan merged into the Plan resulting in an asset transfer totaling $16,249 on March 27, 2012. On December 31, 2012, the ITT Koni Friction Products Savings Plan for Hourly Employees, ITT Engineered Valves CA Pure Flo Solutions Group Savings Plan for Hourly Employees and the ITT Pure Flo Precision Savings Plan for Hourly Employees were merged into the Plan with assets totaling $1 on December 31, 2012.

9. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would not be impacted since all contributions are immediately vested.

10. SUBSEQUENT EVENTS

For the year ended December 31, 2012, subsequent events were evaluated through June 25, 2013, the date the financial statements were available to be issued. No significant events were noted.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 and the increase in net assets per the financial statements to the Plan’s Form 5500.

	2012	2011
Net assets available for benefits per the financial statements	$206,306	$150,346
Adjustment from contract value to fair value	814	89

Net assets available for benefits per Form 5500	$207,120	$150,435

	2012
Increase in net assets before transfer per the financial statements	$39,710
Change in the adjustment from contract value to fair value	725

Net income per Form 5500	$40,435

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

($ IN THOUSANDS)

Identity of Issuer	Description of Investment	Current Value
	Separately Managed Accounts
* JPMorgan	Balanced Fund	15,742
* ITT Corporation	ITT Stock Fund	4,948

	Total separately managed accounts	20,690

	Registered Investment Companies (Mutual Funds)
American Funds	American Funds New Perspective-R6	17,269
American Funds	American Funds Europacific Growth-R6	6,991
Principal	Principal Mid Cap Blend-Inst	526
* JPMorgan	JPMorgan Large Cap Growth R5	9,960
PIMCO	PIMCO Total Return-Admin	9,627
Prudential	Target Small Cap Value Portfolio	3,626
Buffalo Funds	Buffalo Small Cap	4,008
Loomis Sayles	Loomis Sayles Value-Y	8,258
American Century Investments	American Century Inflation-Adjusted Bond-Invst	423
Dimensional Fund Advisors	DFA Emerging Markets	281

	Total registered investment companies (mutual funds)	60,969

	Common Collective Trusts
* JPMorgan	JPMCB Stable Asset Income Fund-Select	45,479
* JPMorgan	US SmartIndex	24,512
* JPMorgan	JPMCB SmartRetirement 2020	11,574
* JPMorgan	JPMCB SmartRetirement 2015	8,911
* JPMorgan	JPMCB SmartRetirement 2030	8,047
* JPMorgan	JPMCB SmartRetirement 2025	6,474
* JPMorgan	JPMCB SmartRetirement Income	2,960
* JPMorgan	JPMCB SmartRetirement 2035	2,743
* JPMorgan	JPMCB SmartRetirement 2045	1,797
* JPMorgan	JPMCB SmartRetirement 2040	1,792
* JPMorgan	JPMCB SmartRetirement 2050	1,124

	Total common collective trusts	115,413

	Self-directed Brokerage Accounts
CISC	CISC Self-directed Brokerage Account – common stock	710

	Total self-directed brokerage accounts	710

	Total investments at fair value	$197,782

* Participants	Notes receivable from participants at interest rates from 4.25% to 10.50% maturing at various dates through 2027	$5,995

*	Represents a party-in-interest.